October 14, 2016

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Laurie E Abbott, Esq.

Re:	Cemtrex, Inc.
Forms 10-K and 10-K/A for Fiscal Year Ended September 30, 2015
DEF 14A filed February 8, 2016
Forms 10-Q for Fiscal Quarters Ended March 31, 2016 and June 30, 2016
Form 8-K/A filed August 17, 2016
Response dated September 21, 2016
File No. 001-37464

Ladies and Gentlemen:

This letter responds to the comments received from the staff of the Securities and Exchange Commission (the “SEC”) by letter dated September 30, 2016 with respect to the (i) Amendment No. 1 to Form 10-K for the fiscal year ended September 30, 2015, and (ii) Form 8-K/A dated August 17, 2016 (filed August 17, 2016).

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2015

1.	We note your response to prior comment 3. If the exhibits referenced in that comment are required to be filed as part of your Form S-1 filed August 29, 2016, please include those exhibits with that filing. If you believe they are not required, please expand your response to provide us your analysis as to why they are not required to be filed.

Response: We are currently having the Asset Purchase Agreement with Periscope translated into English and expect to file it with an amended Form 8-K within the next 45 days. The loan documents with Sparkassee Bank are currently being translated into English and will be filed as amendments to Form 8-K filed on November 6, 2013, Form 10-Q for the period ended March 31, 2014, filed on April 30, 2014, and Form 10-Q for the period ended June 30, 2014, filed on August 6, 2014, within the next 45 days. The Stock Purchase Agreement regarding the stock of Advanced Industrial Services, Inc., Loan Agreement with Fulton Bank and AIS Acquisition, Inc., Promissory Note between Kris L. Mailey and AIS Acquisition, Inc., and Promissory Note between Michael R. Yergo and AIS Acquisition, Inc. were filed with our amendment to Form 8-K originally filed on December 17, 2015.

Form 8-K/A dated June 7, 2016 (filed August 17, 2016)

Exhibit 99.1 Audited Financial Statements listed in Item 9.01(a).

Report of Independent Registered Public Accounting Firm, page 1

2.	Please have the auditor revise the third paragraph of its report to correctly indicate, if true, that it is opining on the consolidated financial position of the Pericope GmbH as of December 31, 2015 and December 31, 2014, and the results of its operations for the year ended December 31, 2015 and the period from April 01, 2014 to December 31, 2014.

Response: We will have our auditor revise the third paragraph of its report to be filed with our Form 8-K amendment, which we expect to file within the next 45 days.

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com

Note 4. Extraordinary Result, page 8

3.	We note your response to comments 5 and 6. Please describe to us the circumstances, including the specific and identifiable event or plan of action that resulted in the transactions that you are presenting as extraordinary. Explain to us in detail how these circumstances and each of the resulting transactions meet the criteria outlined in ASC 225-20-45-2. In preparing your response, please also refer to the implementation guidance at ASC 225-50-55-1 through 55-4.

Response: In further review of ASC 225-20-45-2 and the circumstances involved, we will be amending our Form 8-K following the standards outlined in ASC 205-40, Going Concern, which we expect to file within the next 45 days.

4.	Notwithstanding the preceding comment, your response to comment 6 indicates that the transactions recorded included write-downs of fixed assets and inventory, restructuring costs, pension provisions and legal and settlement costs. ASC 225-20-45 identifies write- downs or write-offs of receivables, inventories, equipment leased to others, and other similar gains and losses as items that should not be reported as extraordinary because they are usual in nature or may be expected to recur as a consequence of customary and continuing business activities. In addition, ASC 420-10-45-3 and SAB Topic 5-P indicate that restructuring charges would not be presented as extraordinary items. Tell us how you considered that guidance in concluding that your presentation is appropriate.

Response: The amended Form 8-K will not include these transactions under the standards outlined in ASC 205-40, Going Concern, which we expect to file within the next 45 days.

Below is the expected effect to our financial statements:

●	Write-downs of fixed assets of approximately $11.2 million to liquidation value will be reversed. Fixed asset values will increase by approximately that amount on the Balance Sheet.

●	Write-downs of inventories of approximately $6.6 million to liquidation value will be reversed. Inventory values will increase by approximately that amount on the Balance Sheet.

●	Restructuring costs for personnel reduction of approximately $4.8 million were included in operating expenses and should not have been included the Extraordinary Results note. There will be no net effect.

●	The provision for pension liabilities of approximately $6.9 million will be reversed increasing income on the income statement. Provisions for pensions and similar obligations will decrease by approximately that amount on the Balance Sheet.

●	Provisions and current expenses for legal and settlement costs including potential losses from floating tenancies are reported at approximately $8.1 million. Approximately $4.4 million of the $8.1 million has been re-classed to operating expenses and approximately $3.7million has been reversed and will increase income on the income statement. Other provisions will be reduced by approximately $3.7 million on the Balance Sheet.

5.	As a related matter, the items included in Note 4 on page 8 of the financial statements accumulate to $37.8 million of losses while the amount on the income statement is $30 million of extraordinary losses. Please reconcile.

Response: The amended Form 8-K will not include the transactions in Note 4 on page 8, which we expect to file within the next 45 days.

6.	Please tell us where you provide disclosure about the nature and composition of the extraordinary income and expense of $43 million and $66.5 million, respectively, for the period from April 1, 2014 to December 31, 2014. Please describe each of the transactions to us and tell us how these transactions meet the criteria for classification of extraordinary items under ASC 225-20-45.

Response: Restructuring costs of approximately $19 million will be reclassified to operating expenses and added disclosure in the notes will be included. Approximately $4.7million remaining will be classified as Discontinued Operations with added disclosure in the notes of the financial statements.

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com

Note 5. Other Information, page 8

7.	We note your response to comment 7. Please clarify the date when liquidation became imminent under ASC 205-30. Please tell us why you do not include a statement of net assets in liquidation and a statement of changes in net assets in liquidation as required by ASC 205-30-45-1. Please also tell us where you include the disclosures required by ASC 205-30-50 for liquidation basis financial statements. As a related matter, please tell us how you considered that you should present information for the period of time that preceded the determination that liquidation is imminent as a stub period.

Response: As noted above, in further review of ASC 225-20-45-2 and the circumstances involved, we will be amending our Form 8-K following the standards outlined in ASC 205-40, Going Concern, which we expect to file within the next 45 days.

Exhibit 99.2 Unaudited Pro Forma Combined Financial Information

8.	We reference your response to comment 12 that you did not include any adjustment to depreciation because Periscope recorded depreciation based on the cost basis. However, we note the pro forma adjustment (1) to increase fixed assets by $3.3 million which results in fixed assets in excess of the value recorded by Periscope. Please explain why there is no pro forma adjustment for depreciation related to the increase in value of acquired property and equipment.

Response: We will calculate and provide the necessary depreciation adjustment in our Form 8-K amendment.

We thank you for your cooperation in resolving these comments and sincerely appreciate your expedited review of our responses We are working diligently on amending the filings stated above and expect to file all of them in the next 45 days.

Sincerely,

/s/ Saagar Govil

Saagar Govil

President & Chief Executive Officer

Cemtrex, Inc.

cc:	Amanda Ravitz
Kristin Lochhead
Brian Cascio
Geoff Kruczek
Spencer Feldman

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com